SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549



                                    FORM 11-K


(Mark One)
             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
  X          SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
- -----

For the fiscal year ended December 31, 1995

                                       OR

             TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
_____        SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ________________ to ________________


                          Commission file number 1-3950




                      FORD MOTOR COMPANY SAVINGS AND STOCK
                      INVESTMENT PLAN FOR SALARIED EMPLOYEES
                            (Full title of the plan)





                               FORD MOTOR COMPANY
                                The American Road
                            Dearborn, Michigan 48121

                     (Name of issuer of the securities held
                     pursuant to the plan and the address of
                         its principal executive office)

Required Information
- --------------------

     Financial Statements and Schedules
     ----------------------------------
     Statement of Net Assets Available for Plan Benefits, as of December 31, 1995 and 1994.

     Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1995.

     Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 1995.

     Schedule II - Reportable Transactions for the Year Ended December 31,
1995.


Exhibit
- -------

Designation               Description                Method of Filing
- -----------               -----------                ----------------
Exhibit 23              Consent of Coopers       Filed with this Report.
                          & Lybrand L.L.P.



                                 Signature
                                 ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                         SAVINGS AND STOCK INVESTMENT PLAN
                         FOR SALARIED EMPLOYEES



                         By:   /s/J. B. Ferguson
                            -----------------------------------------
                                J. B. Ferguson, Chairman
                                Savings and Stock Investment
                                Plan for Salaried Employees Committee



June 26, 1996

                                  EXHIBIT INDEX
                                  -------------


                                                           Sequential
                                                          Page Number
Designation              Description                     at Which Found
- -----------              -----------                     --------------

Exhibit 23         Consent of Coopers & Lybrand  L.L.P.

               Ford Motor Company Savings and Stock Investment
                Plan for Salaried Employees Index of Financial
                   Statements and Supplemental Schedules


                                                              Pages
                                                              -----

Report of Independent Accountants                               2



Financial Statements:

     Statement of Net Assets Available for Plan Benefits
          as of December 31, 1995 and 1994                      3

     Statement of Changes in Net Assets Available for Plan
          Benefits for the Year Ended December 31, 1995         4

     Notes to Financial Statements                             5-12



Supplemental Schedules:

    Schedule I -  Item 27a - Schedule of Assets Held for
        Investment Purposes as of December 31, 1995            13-14

    Schedule II -  Item 27d - Reportable Transactions for
         the Year Ended  December 31, 1995                       15

Report of Independent Accountants


To the Board of Directors of

Ford Motor Company:

We have audited the accompanying statements of net assets available for plan benefits of the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees as of December 31, 1995 and 1994, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees as of December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/Coopers & Lybrand L.L.P.


Detroit, Michigan
June 7, 1996

Ford Motor Company Savings and Stock Investment Plan for Salaried Employees Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1995


                                                       Stable
                                      Ford             Value           Interest            Common
                                      Stock           Income            Income             Stock          Income    International
                                      Fund             Fund              Fund              Fund            Funds       Funds
                                   ------------    ---------------    -------------    --------------- ------------- -----------
Interest and dividend
 income                            $154,328,610     $  36,961,102   $  31,076,554     $  21,400,720  $  2,299,928    $ 344,994
Net appreciation (depreciation)
 in fair value of investments       172,545,923                                        194,970,009     5,621,820       193,454
Loan repayment (principle)              186,498           18,157       32,743,086           56,218         4,037         1,554
Loan repayment (interest)                66,110            6,051        5,916,298           17,610         1,523           532
Employee contributions               42,577,884        4,447,531        3,233,521       10,809,406       941,981        93,396
Comany contributions on behalf
 of employees                       129,396,800       17,374,865       13,175,902       52,371,882     5,146,822       261,663
Company matching                    129,120,382
Withdrawal of participants'
 accounts                          (194,750,500)     (62,951,422)     (43,420,464)     (41,673,008)   (2,972,373)       (6,273)
Net transfers between funds        (289,162,529)     (31,771,742)     131,355,670      (57,410,719)    9,468,553    18,125,073
Loan funds transferred (out) in     (25,278,270)                       (3,344,935)      (7,496,379)     (790,877)      (18,627)
Administrative expenses                (923,821)
Interest expense                     (3,856,739)
                                   ------------    -------------      -----------     ------------    ----------    ----------
Net increase (decrease) in plan
 equity for the year                114,250,348      (35,915,458)     170,735,632      173,045,739    19,721,414   18,995,766

Net assets available for benefits,
 beginning of year                3,500,356,139      627,489,558      345,943,799      716,598,661    40,832,038          -
                                  -------------    -------------      ------------    ------------   -----------   ----------
Net assets available for
 benefits, end of year           $3,614,606,487     $591,574,100     $516,679,431    $ 889,644,400  $ 60,553,452  $ 18,995,766
                                 ==============     ============     ============    =============  ============  ============

                                                                                 Growth
                                      Asset                                        and
                                   Allocation                Growth              Income            Loan
                                     Funds                   Funds               Funds             Fund                Total
                                 ---------------         -------------        ------------     -------------      ------------
Interest and dividend income      $  118,495              $  9,350,457         $  960,981                         $ 256,841,841
Net appreciation (depreciation)
 in fair value of investments         83,742                (7,345,972)           756,444                           366,825,420

Loan repayment (principle)               358                    14,979              2,097       $(33,026,984)           -
Loan repayment (interest)                172                     5,187                846                             6,014,329
Employee contributions                32,243                   687,450            180,187                            63,003,599
Company contributions on
 behalf of employees                 110,301                 2,216,126            388,037                           220,442,398
Company matching                                                                                                    129,120,382

Withdrawal of participants'
 accounts                             (1,799)                 (156,819)           (13,797)          (107,776)      (346,054,231)
Net transfers between funds        7,660,576               153,651,522         49,922,679          8,160,917            -
Loan funds transferred (out) in       (5,414)                 (214,278)           (78,128)        37,226,908            -
Administrative expenses                                                                                                (923,821)
Interest expense                                                                                                     (3,856,739)
                                  ----------              ------------          ---------        ------------      -------------
Net increase (decrease) in plan
 equity for the year               7,998,674               158,208,652         52,119,346          12,253,065       691,413,178

Net assets available for benefits,
 beginning of year                    -                         -                    -            113,383,540     5,344,603,735
                                 -----------              ------------         ----------        ------------     -------------
Net assets available for
 benefits, end of year           $ 7,998,674              $158,208,652         $52,119,346       $125,636,605    $6,036,016,913
                                 ===========              ============         ===========       ============    ==============

The accompanying notes are an integral part of the financial statements.

Ford Motor Company Savings and Stock Investment Plan for Salaried Employees Statement of Net Assets Available for Plan Benefits as of December 31, 1995 and 1994


                  ASSETS                        1995              1994
                                           -------------     --------------
Participant contributions receivable             -           $   29,020,428
Interest and dividends receivable                -                2,337,071
Loan funds receivable                       $125,636,605        113,383,540
Deposits with insurance companies
  under group contracts                      591,574,100        626,144,602
Investments at fair value                  5,318,806,208      4,672,242,134
                                          --------------     --------------

     Total assets                          6,036,016,913     $5,443,127,775
                                           =============     ==============

     LIABILITIES AND PLAN EQUITY

Participant loans payable                        -          $     2,062,600
Employee stock ownership plan
  loan payable                                   -               95,878,788
Employee stock ownership plan
  interest payable                               -                  520,793
Forfeitures payable                              -                   61,859
                                           --------------    --------------

     Total liabilities                           -           $   98,524,040
                                           ===============   ==============
     Net assets available for benefits     $ 6,036,016,913   $5,344,603,735

The accompanying notes are an integral part of the financial statements.

Ford Motor Company Savings and Stock Investment Plan for Salaried Employees

Notes to Financial Statements

   1. Summary of Significant Accounting Policies:

     a. Investments: The investment in the Ford Stock Fund and the investments in all other funds except the Stable
        Value Income Fund are valued on the basis of established year-end market prices. Investments in the Stable Value Income Fund, primarily fixed rate insurance contracts, are at cost which approximates market.

     b. Contributions: Contributions to the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees (the "Plan") from employees and from Ford Motor Company (the "Company") and participating subsidiaries (as defined in the Plan) are recorded in the period that payroll deductions are made from plan participants.

    c.  Use of Estimates in the Preparation of Financial Statements:
        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     d. Other: Purchases and sales of securities are reflected on a trade-date basis. Gains and losses on sales of securities are determined using specific identification.

        Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

        The Plan presents in the statement of changes in net assets available for plan benefits the appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

        The Ford Stock Fund, the Stable Value Income Fund, the Interest Income Fund and the Common Stock Fund, which each represent five percent or more of plan assets at December 31, 1995 are presented separately in the statement of changes in net assets available for plan benefits. Other funds, which each represent less than five percent of plan assets, are combined based on investment objectives into the Income Funds, the International Funds, the Asset Allocation Funds, the Growth Funds and the Growth and Income Funds.

        Certain amounts in the previously issued 1994 financial statements have been reclassified to conform with the current year presentation.

   2.   Description of the Plan:

        The Plan was established effective February 1, 1956.

        The following description of the Plan provides only general information. The provisions of the Plan are governed in all respects by the detailed terms and conditions contained in the Plan itself. Participants should refer to the plan agreement for a complete description of the Plan's provisions.

        a. Type and Purpose of the Plan: The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible salaried employees and to provide them with an opportunity to become stockholders of the Company. The Plan includes provisions for voting shares of Company Stock.

        b. Eligibility: With certain exceptions, regular full-time salaried employees having at least twelve months of continuous service are eligible to participate in the Plan. Certain other part-time and temporary employees also may be eligible to participate in the Plan. Participation in the Plan is voluntary.

        c. Contributions:  The Plan has both a "Tax-Efficient Savings
           Program" ("TESP") and a "Regular Savings" feature. Under the Plan and subject to limits required to be imposed by the Internal Revenue Code, participants may elect a reduction in base salary up to 15 percent. Participants may also elect reductions in their distributions under the Company's Profit Sharing Plan and Flexible Compensation Account program, with a contribution in an amount corresponding to each reduction made by the Company on their behalf to the Plan. Such contributions are excluded from the participants' taxable income. Subject to limitations imposed by the Internal Revenue Code, participants may also contribute up to 10 percent of their base salaries to the Regular Savings feature of the Plan on an after-tax basis. The investment programs are the same for all savings contributions.

           Effective January 1, 1994, the Company began matching at the rate of $.60 for each dollar of TESP and/or Regular Savings contributions up to 10 percent of participants' base salaries. All company matching contributions are invested in shares of Company Stock. Contributions to TESP of amounts from the Profit Sharing Plan and Flexible Compensation Account Program are not subject to Company match.

        d. Transfer of Assets: The Plan permits the transfer of assets among investment elections, with certain restrictions related to transfers to/from the Stable Value Income Fund. Transfers from the Ford Stock Fund may be restricted based on vesting requirements relating to company matching contributions in Ford Stock.

2. Description of the Plan

     e. Loans: The Plan permits loans to participants with certain restrictions related to loans from the Stable Value Income Fund.

     f. Investment Programs and Participation: Participant contributions are invested in accordance with the participant's election in one or more of several investment programs. The types of investment programs, and the number of participants in each program in December 1995, are as follows:


                                                           Participants
                                                           ------------

            Ford Stock Fund                                    51,338
            Stable Value Income Fund                           25,062
            Interest Income Fund                               31,838
            Common Stock Fund                                  24,789
            Other                                              25,522

        Participants may elect to contribute to an income fund with an insurance company or other organization. The insurance company or other organization agrees to repay the principal and a stipulated rate of interest over a specified time period. Contributions to the Stable Value Income Fund in 1995 were placed with the John Hancock Mutual Life Insurance Company at an annual effective interest rate of 8.07 percent. Contributions to the Stable Value Income Fund in 1994 were placed with the Prudential Insurance Company of America ("Prudential") at an annual effective interest rate of 4.94 percent. Contributions to the Stable Value Income Fund in 1993 were placed with Lehman Government Securities, Inc. at an annual effective interest rate of
        5.49 percent. Contributions to the Stable Value Income Fund in 1992 were placed with Prudential Insurance Company of America at an annual effective interest rate of 7.03 percent. Effective June 30, 1995, assets in the Stable Value Income Fund for 1992 were transferred to other investment programs including the Stable Value Income Fund for 1995 based on participants' elections. The Stable Value Income Fund will no longer be an investment option beginning January 1, 1996.

        Investment details as of December 31, 1995 are set forth in Supplemental Schedule I - Item 27a - Schedule of Assets Held for Investment Purposes.

     g. Vesting and Distributions: Regular savings assets, TESP assets and assets resulting from company matching contributions (Ford Stock Fund) are accumulated in annual "classes."

        Company matching contributions vest after five years of plan service. Upon completion of five years of service, all assets attributable to company matching contributions held in participants' accounts and all future contributions vest when made.

     g. Vesting and Distributions, continued: TESP assets may not be withdrawn by participants until the termination of their employment or until they reach age 59-1/2, except in the case of personal financial hardship. Participants may borrow from their TESP accounts within the limits imposed by the Plan. Monthly loan interest rates are based on the prime rate published in The Wall Street Journal.



    3.   Forfeitures:

         The Plan permits the Company to use the Ford Stock Fund units forfeited by participants to pay plan administration expenses and, to the extent not used to pay such expenses, to reduce the Company's future contributions to the Plan. To the extent that forfeited units are not available to pay certain administrative expenses, the Company pays such expenses directly. For the year ending December 31, 1995, participant forfeitures amounted to approximately $169,000.

         In 1995, the Plan paid administrative expenses of approximately $900,000 dollars through the use of participant forfeitures.



   4.   Employee Stock Ownership Plan:

        Effective January 1, 1989, the Company, by action of the Board of Directors, established within the Plan an Employee Stock Ownership Plan ("ESOP"). All shares of Company Stock in the Plan at any time, including all shares allocated to participants' accounts and shares held in an ESOP suspense account (described below), and forfeited shares are included in the ESOP, along with other assets attributable to post-1988 contributions to the Plan.

         The Plan obtained loans from the Company to purchase shares of company stock for distribution quarterly. A loan totaling $178,119,318 was obtained in August 1993. It was payable in 8 equal quarterly installments beginning September 1, 1993. In 1994, loans were obtained in April, payable in 7 equal quarterly installments beginning June 1, 1994 and October, payable in 5 equal quarterly installments beginning December 1, 1994, for $15,917,486 and $16,176,267, respectively. In 1995, loans were obtained in April, payable in 3 equal quarterly installments beginning June 1, 1995 and October, payable in one installment on December 1, 1995 for $15,517,224 and $3,906,491, respectively.

         All outstanding balances were paid as of December 31, 1995.

        The Company Stock shares are held in a suspense account within the Plan until quarterly loan payments are made. A percentage of shares equivalent to the percentage of principal and interest paid down by the quarterly payment are released for distribution when each quarterly payment is made. The trustee purchases additional shares to the extent that shares released from the suspense account are not adequate to satisfy the requirement for dividend shares allocated to participants' accounts. The Plan held 3,498,650 unallocated ESOP shares as of December 31, 1994. There were no unallocated ESOP shares as of December 31, 1995.

        Cash dividends earned on Company Stock held in the Plan generally are used to make quarterly loan payments. If cash is not available to make the full payment, the trustee may sell shares held in the suspense account or the Company, at its option, may elect to make additional contributions to the Plan. If cash exceeds the loan payment amounts, the cash is used to reduce the Company's contribution for additional share requirements.

        The following highlights certain ESOP activity:



                                                         1995                1994
                                                     Loan  Activity       Loan Activity
                                                     --------------       -------------
   Cost of shares purchased with loan cash           $   19,423,687       $  32,093,755
   Shares purchased with loan cash                          711,801           1,114,720
   Loan principal paid                                  115,282,703          79,370,651
   Loan interest paid and accrued                         4,377,511           8,297,919


     5.   Asset Value Per Fund Unit:

          The number of units, and the asset value per unit, in the Plan's investments at December 31, 1995 are as follows:

                                                                      Asset
                                                    Number            Value
                                                   of  Units         Per Unit
                                                   ---------         --------
   Stable Value Income Funds                      591,574,100        $  1.00
   Interest Income Fund                           516,679,431           1.00
   T. Rowe Price Spectrum Growth Fund                  72,911          13.49
   Scudder International Fund                          26,392          43.72
   Vanguard Life Strategy Conservative Fund            16,352          11.68
   T. Rowe Price Spectrum Income Fund                 104,638          11.24
   Scudder International Bond Fund                     44,819          11.46
   Vanguard Life Strategy Moderate Fund                39,540          12.11
   T. Rowe Price New Horizons Fund                    727,991          20.50
   Scudder Global Fund                                 27,787          27.01
   Vanguard Life Strategy Growth Fund                  39,975          12.36
   T. Rowe Price International Stock Fund             469,102          12.23
   T. Rowe Price International Discovery Fund           8,694          17.25
   Vanguard Index Trust 500 Fund                      213,337          57.60
   T. Rowe Price International Discovery Fund          11,005          14.36
   Scudder Income Fund                                 57,610          13.61
   Vanguard Index Trust Value Fund                     65,959          14.80
   T. Rowe Price New Asia Fund                        292,614           8.22
   Scudder Growth and Income Fund                      90,814          20.23
   Vanguard Index Trust Growth Fund                    82,595          13.97
   T. Rowe Price High Yield Fund                      259,646           8.19
   Scudder Greater Europe Growth Fund                  23,158          13.97
   Vanguard Explorer Fund                              18,319          49.95
   T. Rowe Price New Era Fund                          58,441          22.65
   Scudder Japan Fund                                 116,991           9.44
   Vanguard Trustees International Fund             9,103,854          31.11
   T. Rowe Price Latin America Fund                   125,692           6.81
   Bond Fund                                        4,126,429          12.34
   Ford Stock Fund                                385,762,528           9.37
   Common Stock Fund                               27,139,584          32.78
   Fidelity Fund                                      126,749          22.61
   Fidelity Puritan Fund                              254,898          17.01
   Fidelity Trend Fund                                  5,373          52.48
   Fidelity Magellan Fund                             611,164          85.98
   Fidelity Contrafund                              1,071,668          38.02
   Fidelity Equity Income Fund                        195,423          37.93
   Fidelity Growth Company Fund                       478,732          36.29

   Fidelity Investment Grade Bond Fund                249,610           7.38
   Fidelity Growth and Income Portfolio               634,535          27.05
   Fidelity Value Fund                                147,389          49.64
   Fidelity Government Securities Fund                287,230          10.17
   Fidelity Retirement Growth Fund                    252,948          18.19
   Fidelity Overseas Fund                             107,565          29.07
   Fidelity Europe Fund                                24,935          22.82
   Fidelity Pacific Basin Fund                         65,776          15.20
   Fidelity Real Estate Investment Portfolio           51,951          13.88
   Fidelity Balanced Fund                              60,621          13.52
   Fidelity International Growth and Income Fund       19,253          17.95
   Fidelity Capital Appreciation Fund                  92,256          16.78
   Fidelity Canada Fund                                 2,990          19.02
   Fidelity Utilities Fund                            165,084          16.16
   Fidelity Asset Manager Fund                        227,381          15.85
   Fidelity Worldwide Fund                            128,439          13.44
   Fidelity Stock Selector Fund                       284,571          22.19
   Fidelity Asset Manager Growth Fund                 153,387          15.17
   Fidelity Asset Manager Income Fund                  77,922          11.60
   Fidelity Dividend Growth Fund                      350,409          15.84
   Fidelity New Markets Income Fund                    11,202           9.95
   Fidelity Global Balanced Fund                        3,707          12.84
   Fidelity Small Capital Stock Fund                  231,111          12.39
   Fidelity Global Bond Fund                           15,922           9.94


   6. Tax Status:

      The Plan has received a favorable determination letter from the Internal Revenue Service that it qualifies under Section 401 of the Internal Revenue Code and that the related trust is tax-exempt under Section 501 of the Internal Revenue Code. Accordingly, the trust's net investment income is exempt from taxes. The plan sponsor believes that the Plan, as amended, continues to qualify and operate as designed.

 7.   Plan Termination:

      The Company, by action of the Board of Directors, may terminate the Plan at any time. Termination of the Plan would not affect the rights of a participant as to (a) the continuance of investment, distribution or withdrawal of the securities, cash and cash value in the account of the participant as of the effective date of such termination, or (b) continuance of vesting of such securities and cash attributable to company matching contributions or earnings thereon. There are currently no plans to terminate the Plan.


 8.   Other:

      Differences between the data shown on pages 3 and 4 of this report and the 1995 Form 5500 filed with the Department of Labor are principally attributable to adjustments made by the plan administrator to conform the financial statements to the accrual basis of accounting.



 9.   Subsequent Events:

      In January 1996, an Employee Stock Ownership Plan loan totaling $250,755,942 was obtained from Ford Motor Credit Company. It is payable in eight equal quarterly installments beginning March 1, 1996.

      In January 1996, The Ford Motor Credit Savings Plan merged with Ford Motor Company Savings and Stock Investment Plan for Salaried Employees.

                                                                   Schedule I

Ford Motor Company Savings and Stock Investment Plan for Salaried Employees
Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1995

                                                                (c)
                   (b)                             Description of Investment,
            Identity of Issuer,                    Including Maturity Date,                                   (e)
            Lessor, Borrower                    Rate of Interest, Collateral,                 (d)              Current
 (a)        or Similar Party                       Par or Maturity Value                     Cost               Value
- -----   ----------------------        ---------------------------------------------      --------------     ------------
        Lehman Government
          Securities, Inc.             7/1/96 Maturity, 5.49% interest rate               $  166,888,702      $  166,888,702,
        The Prudential Insurance
          Company of America           6/30/97 Maturity, 4.94% interest rate                 131,307,027         131,307,027
        John Hancock Mutual Life
          Insurance Company            6/30/98 Maturity, 8.07 interest rate                  293,378,371         293,378,371
        Fidelity Investments           Interest Income Fund, 516,679,431 shares              516,679,431         516,679,431
        Fidelity Investments           T. Rowe Price Spectrum Growth Fund,
                                        72,911 shares                                          1,010,400             983,564
        Fidelity Investments           Scudder International Fund, 26,392 shares               1,166,581           1,153,837
        Fidelity Investments           Vanguard Life Strategy Conservative Fund,
                                         16,352 shares                                           192,643             190,988
        Fidelity Investments           T. Rowe Price Spectrum Income Fund,
                                         104,638 shares                                        1,165,225           1,176,131
         Fidelity Investments          Scudder International Bond Fund, 44,819 shares            511,978             513,631
         Fidelity Investments          Vanguard Life Strategy Moderate Fund, 39,540 shares       479,091             478,834
         Fidelity Investments          T. Rowe Price New Horizons Fund, 727,991 shares        15,833,035          14,923,816
         Fidelity Investments          Scudder Global Fund, 27,787 shares                        750,818             750,531
         Fidelity Investments          Vanguard Life Strategy Growth Fund, 39,975 shares         494,950             494,088
         Fidelity Investments          T. Rowe Price International Stock Fund,
                                          469,102 shares                                       5,717,263           5,737,119
         Fidelity Investments          T. Rowe Price International Discovery Fund,
                                          8,694 shares                                           151,089             149,976
         Fidelity Investments          Vanguard Index Trust 500 Fund, 213,337 shares          12,127,097          12,288,216
         Fidelity Investments          T. Rowe Price International Discovery Fund,
                                          11,005 shares                                          156,094             158,028
         Fidelity Investments          Scudder Income Fund, 57,610 shares                        784,618             784,069
         Fidelity Investments          Vanguard Index Trust Value Fund, 65,959 shares            958,729             976,189
         Fidelity Investments          T. Rowe Price New Asia Fund, 292,614 shares             2,345,746           2,405,288
         Fidelity  Investments         Scudder Growth and Income Fund, 90,814 shares           1,820,038           1,837,172
         Fidelity Investments          Vanguard Index Trust Growth Fund, 82,595 shares         1,538,858           1,153,858
         Fidelity Investments          T. Rowe Price High Yield Fund, 259,646 shares           2,121,548           2,126,502
         Fidelity Investments          Scudder Greater Europe Growth Fund, 23,158 shares         325,415             323,516
         Fidelity Investments          Vanguard Explorer Fund, 18,319 shares                     940,207             915,010
         Fidelity Investments          T. Rowe Price New Era Fund, 58,441 shares               1,375,589           1,323,681
         Fidelity Investments          Scudder Japan Fund, 116,991 shares                      1,075,390           1,104,393
         Fidelity Investments          Vanguard Trustees International Fund, 9,104 shares        290,312             283,221
         Fidelity Investments          T. Rowe Price Latin America Fund, 125,692 shares          830,712             855,962
         Wells Fargo Institutional
           Trust Company               Bond Fund, 4,126,429 shares                            44,709,158          50,920,137
         *Ford Motor Company           Ford Stock Fund, 385,762,528 shares                 2,398,536,023       3,614,606,487
         Comerica Bank, N. A.          Common Stock Fund, 27,139,854 shares                  462,317,124         889,644,400
         Fidelity Investments          Fidelity Fund, 126,749 shares                           2,859,152           2,865,786
         Fidelity Investments          Fidelity Puritan Fund, 254,898 shares                   4,309,143           4,335,820
         Fidelity Investments          Fidelity Trend Fund, 5,373 shares                         323,943             281,954
         Fidelity Investments          Fidelity Magellan Fund, 611,164 shares                 54,895,306          52,547,857
         Fidelity Investments          Fidelity Contrafund, 1,071,668 shares                  43,068,603          40,744,803
         Fidelity Investments          Fidelity Equity Income Fund, 195,423 shares             7,371,997           7,412,384
         Fidelity Investments          Fidelity Growth Company Fund, 478,732 shares           18,019,522          17,373,202
         Fidelity Investments          Fidelity Investment Grade Bond Fund, 249,610 shares     1,823,643           1,842,124
         Fidelity Investments          Fidelity Growth and Income Portfolio, 634,535 shares   16,732,585          17,164,024
         Fidelity Investments          Fidelity Value Fund, 147,389 shares                     7,279,345           7,316,380
         Fidelity Investments          Fidelity Government Securities Fund, 287,230 shares     2,885,299           2,921,128
         Fidelity Investments          Fidelity Retirement Growth Fund, 252,948 shares         4,770,607           4,601,126
         Fidelity Investments          Fidelity Overseas Fund, 107,565 shares                  3,087,628           3,126,907
         Fidelity Investments          Fidelity Europe Fund, 24,935 shares                       575,976             569,006
         Fidelity Investments          Fidelity Pacific Basin Fund, 65,776 shares                982,954             999,795
         Fidelity Investments          Fidelity Real Estate Investment Portfolio Fund,
                                          51,951 shares                                          700,295             721,086
         Fidelity Investments          Fidelity Balanced Fund, 60,621 shares                     806,715             819,603
         Fidelity Investments          Fidelity International Growth and Income Fund,
                                          19,263 shares                                          345,946             345,588
         Fidelity Investments          Fidelity Capital Appreciation Fund, 92,256 shares       1,605,199           1,548,055
         Fidelity Investments          Fidelity Canada Fund, 2,990 shares                         53,833              56,866
         Fidelity Investments          Fidelity Utilities Fund, 165,084 shares                 2,629,743           2,667,750
         Fidelity Investments          Fidelity Asset Manager Fund, 227,381 shares             3,561,610           3,603,987
         Fidelity Investments          Fidelity Worldwide Fund, 128,439 shares                 1,712,039           1,726,215
         Fidelity Investments          Fidelity Stock Selection Fund, 284,571 shares           6,739,625           6,314,626
         Fidelity Investments          Fidelity Asset Manager Growth Fund, 153,387 shares      2,290,244           2,326,877
         Fidelity Investments          Fidelity Asset Manager Income Fund, 77,922 shares         897,729             903,898
         Fidelity Investments          Fidelity Dividend Growth Fund, 350,409 shares           5,611,672           5,550,482
         Fidelity Investments          Fidelity New Markets Income Fund, 11,202 shares           110,077             111,464
         Fidelity Investments          Fidelity Global Balanced Fund, 3,707 shares                46,711              47,602
         Fidelity Investments          Fidelity Small Capital Stock Fund, 231,111 shares       3,049,352           2,863,469
         Fidelity Investments          Fidelity Global Bond Fund, 15,922 shares                  157,710             158,268
         Plan participants             Participants loan, interest rates varying
                                           from 8 to 11 percent                                     -            125,636,606

Note: The current values of each fund are based principally upon the closing prices of the underlying investments as reported in the New York Stock Exchange Transactions listing as of the last trading day of 1995. Current values also include interest and dividends receivable.

*Denotes related party.

                                                                   Schedule II

Ford Motor Company Savings and Stock Investment Plan for Salaried Employees
Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1995

                                                                              Current
Identity of                                 Purchase     Selling    Lease  Expenses      Cost          Value          Net Gain
Party Involved    Description of Asset        Price      Price      Rental Incurred    of Asset      of Asset         or (Loss)
- ---------------  ------------------------  ------------ ----------- ------ --------  -------------   ----------     ----------

REPORTING
CRITERION I:     Single transaction in
- -----------      excess of five percent of
                 of current value of plan
                 assets.

Fidelity         Interest Income Fund      $619,290,905                              $619,290,905   $619,290,905
Fidelity         Interest Income Fund                  $102,599,875                   102,599,875    102,599,875         -
Comerica Bank,
 N.A.            Current Interest Fund                  526,949,244                   526,949,244    526,949,244         -

REPORTING
CRITERION II:    Series of transactions in
- -------------    other that securities in
                 excess of five percent of
                 current value of plan
                 assets.

Prudential
Asset
Management
Group           Guaranteed Investment
                Contract                                 295,955,447                  295,955,447    295,955,447
John Hancock
Mutual Life     Guaranteed Investment
                Contract                  295,177,298                                 295,177,298    295,177,298         -

REPORTING
CRITERION III:  Series of transactions in
- -------------   securities in excess of
                five percent of current
                value of plan assets.

Comerica Bank,
N.A.            Current Interest Fund      10,682,508                                  10,682,508     10,682,508
Comerica Bank,
N.A./Fidelity   Ford Motor Company
                Common Stock              647,877,396                                 647,877,396    647,877,396
Comerica Bank,
N.A./Fidelity   Ford Motor Company
                Common Stock                           218,849,680                    139,868,270    218,849,680   $ 78,981,410

Comerica Bank,
N.A./Fidelity   Common Stock Fund        935,852,903                                  935,852,903    935,852,903
Comerica Bank,
N.A./Fidelity   Common Stock Fund                      547,298,128                    383,350,372    547,298,128    163,947,756

Fidelity        Interest Income Fund                   102,599,875                    102,599,875    102,599,875

REPORTING
CRITERION IV:   Single transactions with
- ------------    a nonregulated entity in
                excess of five percent of
                current value of plan
                assets.

                None.





                                                                              15


